EXHIBIT 99.4



01/CAT/23

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST Wednesday 19 December 2001

For Further Information Contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------          ------------------------------------
Tel: +44 (0) 1763 263233                Tel: +44 (0) 20 7950 2800
John Aston, Finance Director            Kevin Smith
David Chiswell, Chief Executive Officer Graham Herring
Rowena Gardner, Head of Corporate
                Communications

Incyte Genomics, Inc.                   BMC Communications/The Trout Group (USA)
---------------------                   ----------------------------------------
Tel: +613 9208 4320 or 0419 893 922     Tel: 001 212 477 9007
Anne Hayward, Investor Relations        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)



                  CAMBRIDGE ANTIBODY TECHNOLOGY AND AMRAD
                CORPORATION LIMITED FORM ALLIANCE FOR HUMAN
                    MONOCLONAL ANTIBODY CO-DEVELOPMENT

              Joint programme to develop human antibody drugs
                  neutralising GM-CSF Receptor activity in
                            inflammatory disease

Melbourn, UK and Melbourne, Australia... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) and AMRAD Corporation Limited (ASX: AML) today announce a product development collaboration committed to the joint discovery and development of human antibody-based therapeutics that neutralise the receptor for granulocyte-macrophage colony stimulating factor (GM-CSF Receptor). Under the terms of the agreement, the two companies will fund all development jointly through to completion of Phase II proof-of-concept studies. CAT then has primary responsibility for further development and commercialisation. AMRAD has the option to receive milestone and royalty payments from CAT or to participate jointly with CAT in further development and commercialisation.


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AMRAD will contribute its patent estate, intellectual property and know-how pertaining to the therapeutic target, pre-clinical and development capabilities to the collaboration, and CAT will contribute its proprietary human antibody phage display technology, high-throughput functional screening, pre-clinical, manufacturing and development capabilities.

Recent studies have indicated that the cytokine GM-CSF plays a central role in the development of rheumatoid arthritis. When GM-CSF binds to its receptor, it induces the pro-inflammatory cascade underlying the pathogenesis of this disease. There is thus a sound rationale for neutralising the interaction between GM-CSF and its receptor as a means of intervening in inflammatory disease processes. AMRAD has been granted patents to the GM-CSF receptor target in Europe, USA and Australia, and patents are pending in Canada and Japan.

Dr. David Chiswell, Chief Executive Officer of CAT, commented "We are extremely pleased to be entering this relationship with AMRAD to develop novel strategies for treating inflammatory disease. It underscores CAT's commitment both to share in the risks and rewards of antibody product development and to build a drug pipeline serving areas of significant medical need. CAT and AMRAD are committed to a close collaboration to capture the significant long-term value in novel human proteins to treat human disease."

Dr. Sandra Webb, Managing Director and Chief Executive Officer of AMRAD, added "The number of antibodies which have been identified and are presently in development using CAT technology provides AMRAD with great confidence that the collaboration we have initiated with CAT will deliver vitally important new medicines and great commercial results."

                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.


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o     CAT is listed on the London Stock Exchange and on NASDAQ since June
      2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials. CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.
o This is the fourth antibody product co-development agreement signed by CAT. In September 2000 CAT entered a strategic alliance with Genzyme for the development of human antibodies to TGF(beta), in January this year CAT signed a broad collaboration with Elan to discover and develop antibodies for neurological diseases and in May this year CAT entered a co-development collaboration with Immunex for antibodies to the recently disclosed targets CD-30L and IL-18 receptor accessory protein.

AMRAD Corporation Limited (AMRAD)
o AMRAD is an Australian research-based biotechnology company. AMRAD conducts research in the fields of virology and cytokine biology. AMRAD currently has a portfolio of seven projects in various stages of preclinical and clinical development. Four of the seven projects are in clinical trials. The lead clinical projects include emfilermin (previously code-named AM424) for the treatment of neuromuscular disorders (Phase II); emfilermin for the treatment of reproductive health (Phase 1) in collaboration with Serono; AM336 for the treatment of chronic severe pain (Phase I/II); AM365 for the treatment of hepatitis B infection (Phase II); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Aventis and Edwards Lifesciences respectively; and AM36 (preclinical testing) for the treatment of stroke in collaboration with DevCo Pharmaceuticals.
o AMRAD's strategy is to add significant value to its portfolio of potential pharmaceutical products, to the point where they can be licensed to international pharmaceutical companies. If the projects are successful, AMRAD receives a return on research and development expenditure comprising cash receipts and a royalty stream based on product sales.


         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.